STATE OF DELAWARE
CERTIFICATE OF AMENDMENT

1. Name of Limited Liability Company: Fundrise Growth eREIT 2019, LLC

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

The new name of the Limited Liability Company is: Fundrise Development eREIT, LLC

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 3rd day of August, A.D. 2021.

By: [signature]
Authorized Person(s)

Name: Brandon Jenkins
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